Filed Pursuant To Rule 433

Registration No. 333-233191

November 4, 2019

Gold
October 2019

The Role of Gold in Today's Global Multi-Asset Portfolio

SPDR® Gold Strategy Team

Investors have often used gold tactically in their portfolios, with an aim to help preserve wealth during market corrections, times of geopolitical stress or persistent dollar weakness. But given gold's historically low or negative correlation with most other asset classes (See Figures 2 and 3), we believe that in addition to gold's tactical benefits, its function as a core diversifying asset may demonstrate that gold can potentially play a more long-term strategic role in an investor's portfolio. In fact, research has shown that the modern multi-asset portfolio may be more efficient with a strategic allocation to gold playing a crucial role as a potential core diversifier.[1]

In this paper, we examine how including gold in a hypothetical multi-asset portfolio that also includes global stocks, various classes of fixed income, real estate, private equity, and commodities may improve its risk-return characteristics. We found that holding between 2% and 10% of SPDR® Gold Shares (GLD®) between January 1, 2005[2] and September 30, 2019 may have improved the hypothetical portfolio's cumulative returns and Sharpe ratio and lowered its maximum drawdown, as compared to a portfolio without any gold-backed investments. See Figure 7 for asset weightings of hypothetical portfolios.

Gold as an Investable Asset: From IPO to ETF

Since 1971, when President Nixon removed the US dollar from the gold standard, the price of gold has increased from $43.28/oz. to $1,485.30/oz at the end of September 2019. Since that policy move, which we call "The Initial Public Offering of Gold," the price of gold (in USD) has increased at a compound annual growth rate (CAGR) of 7.65% per year.[3] The IPO of Gold unleashed gold's longstanding currency-like characteristics, giving it the potential to become a mainstream investment. And in November 2004 that potential became a bit more tangible with the launch of GLD, the first US gold backed exchange traded fund. GLD's arrival made it convenient and cost effective for investors to hold gold in their multi-asset portfolios. The ETF gathered $1 billion in assets under management in just three days, making it very tradable almost immediately and allowing exposure to gold to rival the ease and efficiency of owning stocks. For more information about GLD click here.

Figure 1
IPO of Gold and SPDR Gold Shares


SPDR Gold Shares
Gold (USD/Oz)
USD/Oz ($)
GLD® Price/Share ($)
2000
1600
1200
800
400
0
200
160
120
80
40
0
"I have directed Secretary Connally to suspend temporarily the convertibility of the dollar into gold or other reserve assets, except in amounts and conditions determined to be in the interest of monetary stability and in the best interests of the United States."
– President Richard Nixon August 15, 1971
Flat Currency World
1925
1935
1945
1955
1965
1975
1985
1995
2005
2011
2019

*See Endnote 4 for additional information.

STATE STREET GLOBAL ADVISORS SPDR®

WORLD GOLD COUNCIL

Mining Gold’s Potential Strategic Benefits We see three potential strategic benefits as major reasons why multi-asset portfolio managers should consider including gold in their portfolios: Increase Portfolio Diversification – When building a multi-asset portfolio, investors must consider not only the potential or forecasted risk-return characteristics of a particular asset class, but also how that asset class or market segment behaves relative to other investments and the impact on the portfolio as a whole. Although many investors tend to focus on constructing portfolios with asset classes offering high forecasted risk-adjusted returns, there are potential benefits to including asset classes that move differently relative to one another. A low correlation between the asset classes in a multi-asset portfolio can potentially help lower portfolio volatility and therefore, all else being equal, increase diversification and enhance the overall risk-adjusted return of the portfolio. Figures 2 and 3 depict gold’s historical correlation to major equity and bond indices. These very low or negative correlations highlight the potential long-term diversification benefits of adding gold to a multi-asset portfolio. Correlation 0.3 0.2 0.1 0.0 US Japanese Global European APAC Latin ex-Japan America Figure 2 Gold Has Had Low or Negative Correlation With Major Equity Indices Since 2000 Source: Bloomberg Finance L.P., State Street Global Advisors, data from January 1, 2000 to September 30, 2019. Correlations are calculated from monthly returns in USD. Asset classes represented by the following indices Japanese: MSCI Japan Index; MSCI AC World Daily TR Index; US: S&P 500 Index; European: MSCI Europe Index; APAC ex Japan: MSCI ASIA PAC Ex Japan Index; Gold: LBMA Gold Price PM. Latin America: MSCI Emerging Markets Latin America Index. Figure 3 Gold Has Had Low or Negative Correlation With Major Bond Indices 0.3 0.2 0.1 0.0 Correlation US Euro US US US Emerging Corportate High Aggregate Treasury Corporate Aggregate Market Debt Yield Debt Corportate Debt Bonds Source: Bloomberg Finance L.P., State Street Global Advisors, data from January 1, 2000 to September 30, 2019. Correlations are calculated from monthly returns in US Dollars. Asset classes represented by the following indices US Aggregate Bonds: Bloomberg Barclays U.S. Aggregate Bond Index Total Return; US Corporate High Yield Debt: Bloomberg Barclays U.S. Corporate High Yield Bond Index Total Return; Euro Aggregate Corporate Debt: Bloomberg Barclays Europe Aggregate Corporate Bond Index Total Return; US Treasury: Bloomberg Barclays U.S. Treasury Bond Index Total Return; US Corporate Investment Grade Bonds: Bloomberg Barclays U.S. Corporate Bond Index; Emerging Market Debt: Bloomberg Barclays Emerging Markets USD Aggregate Bond Index Gold: LBMA Gold Price PM. The Role of Gold in Today’s Global Multi-Asset Portfolio 2

Hedge Tail Risk – Gold has historically been used to provide potential tail risk mitigation during times of market stress, as it has tended to rise during stock market pullbacks. Figure 4 shows that gold has delivered competitive returns and outperformed other asset classes during a number of past black swan events. This demonstrates that including gold in a multi-asset portfolio may provide investors with a means of moderating market volatility and reducing portfolio drawdown.

Figure 4
Gold Performance in US Equity Drawdowns ≥ 15%

Gold Price Return
S&P 500 Total Return



Percent
60
40
20
0
-20
-40
-60
2008 Financial Crisis 08/11/08-03/09/09
Black Monday 08/25/87-12/04/87
Dot Com Bubble 09/29/00-04/04/01
2002 Recession 03/19/02-07/23/02
Gulf War 07/16/90-10/11/90
LTCM & Asian Crisis 07/17/98-08/31/98
US Credit Downgrade 07/07/11-10/03/11
Subprime Meltdown 10/09/07-03/10/08
September 11th 08/24/01-09/21/01
Flash Crash 04/23/10-07/02/10
Trade War/ Recession Fears 09/21/18-12/26/18

Source: Bloomberg Finance, L.P., State Street Global Advisors. US Equity represented by S&P 500 Total Return Index. Gold= gold spot price. Data from August 25, 1987 to September 30, 2019.
Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product.

Manage Inflation – Gold has historically fared well during various inflationary regimes, but it is often viewed as beneficial only during periods of heightened price inflation – like that experienced during the OPEC oil crisis in the 1970s. But gold may not just act as a potential hedge against price inflation. In fact, gold's long track record as a store of value may be driven by its ability to preserve wealth and purchasing power over time by hedging both price inflation and currency devaluation (monetary inflation).

Looking more closely at price inflation, gold has preserved purchasing power across multiple price inflation environments. Its ability to perform well through varied inflation scenarios is supported by the fact that several factors beyond inflation may influence the price of gold, including interest rates and multiple supply/demand forces. Analyzing gold's price performance since 1970 shows that during periods when the annual rate of inflation in the US has been below 2%, the gold price has risen at an average rate of 7.8% a year. But gold has shown its greatest effectiveness in preserving purchasing power when price inflation has been running above 5% a year. During such times, the gold price has increased by an average annual rate of 16.2%.

The Role of Gold in Today's Global Multi-Asset Portfolio 3

Figure 5 Gold Returns in Different Inflation Scenarios 20 15 10 5 0 Percent Low Inflation High Inflation <2% >5% Source: Bloomberg Finance L.P., State Street Global Advisors, data from January 31, 1970 to September 30, 2019. Computed using average monthly gold returns and US CPI Figures from January 31, 1970 to September 30, 2019. Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. The Interest Rate Effect – The price of gold is also influenced by real rates of return. One of the main reasons why the price of gold did not appreciate during the 1980s and 1990s was because interest rates were nominally higher than they are today and other asset classes were performing so well. Conversely, as Figure 6 illustrates, gold has generally appreciated at times when real returns on assets like bonds have been low. In the 1980s, T-notes averaged a real rate of return of 4.50%; in the 1990s, it averaged 3.44%. Real returns continued to drop in the first decade of the new century, averaging 2.28%. Since 2010, real rates have averaged 0.58% — with a steady decline since the Global Financial Crisis and the advent of new central bank policies that followed, such as negative interest rates or quantitative easing. Notably, the last time real rates were this low was in the 1970s when they averaged 1.03%. These lower real rates were one of the major drivers supporting the price of gold appreciating from $43 an ounce at the time of the “IPO of Gold” to $850 early in 1980. The prevailing environment of low-to-negative real rates around the world has continued to support gold’s price in recent years, as shown in Figure 6. Figure 6 Gold Returns vs. Real T-Note Rates Since 1970 SPDR Gold Shares Real Rate Source: Bloomberg Finance, L.P., State Street Global Advisors, as of September 30, 2019. Gold Price represented by LBMA Gold Price; Real Rates represented by 10-year Treasury note yield minus US core Consumer Price Index (excluding food and energy). Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. The Role of Gold in Today’s Global Multi-Asset Portfolio 4

Case Study

Strategic Allocation to GLD in a Global Multi-Asset Portfolio – "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors' Investment Solutions Group (ISG)[6] examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the "market portfolio." This represents a good starting point for many investors looking to build a globally diversified investment portfolio.

To examine the potential results of adding a 2%, 5% or 10% strategic allocation to GLD into a multi-asset portfolio, we constructed hypothetical global multi-asset portfolios based on the concept of the GMP developed by ISG by:

- Replicating the asset classes in the GMP with noninvestable market indices
- Slightly adjusting each asset weighting in the GMP to include commodities and assume no gold exposure at the start (Portfolio A)
- Subtracting the percentage to be allocated to gold equally from the equities and government bonds asset classes (the two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D)

Figure 7
Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

Asset Class	Investable Market Indices & ETF	Weighting (%)			
		Portfolio A	Portfolio B	Portfolio C	Portfolio D
Equity	MSCI AC World Daily TR Index	40	39	37.5	35
Total Equity		40	39	37.5	35
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index TR	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond TR Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond TR Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond TR Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond TR Index	5	5	5	5
Total Fixed Income		50	49	47.5	45
Real Estate	Global Property Research General TR Index	4	4	4	4
Private Equity	LPX Composite Listed Private Equity TR Index	4	4	4	4
Commodities	Bloomberg Commodity Index TR	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		10	12	15	20
Hypothetical Portfolio Total		**100**	**100**	**100**	**100**

Source: State Street Global Advisors, as of September 30, 2019.
The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

The Role of Gold in Today's Global Multi-Asset Portfolio 5

From a risk-adjusted return perspective, our hypothetical blended portfolio results showed that adding a 2%, 5% or 10% allocation to GLD in the portfolio would have improved Sharpe ratios. Further, the results demonstrated that this hypothetical scenario would have outperformed multi-asset portfolios with identical index exposure but without equivalent allocations to GLD. From a risk management perspective, hypothetical portfolios with a GLD allocation had lower maximum drawdowns, with a 10% allocation to GLD reducing maximum drawdown by almost 390 bps.6 Figure 8 GLD Has Had Low Correlation to Other Asset Classes in the Hypothetical Portfolio LPX Composite Listed Private Equity TR Index MSCI AC World Daily TR Index Bloomberg Barclays Global Corporate High Yield Bond TR Index Global Property Research General TR Index Bloomberg Barclays Emerging Markets USD Aggregate Bond TR Index Bloomberg Barclays Global Aggregate Corporation Bond TR Index Bloomberg Barclays World Inflation Linked Bond TR Index Bloomberg Commodity Index TR Bloomberg Barclays Global Aggregate Government Bond Index TR -1.0    -0.5 0 0.5 1.0 Correlation     Bloomberg Finance L.P., State Street Global Advisors, data from January 1, 2005 to September 30, 2019. All correlation calculations above derived from monthly total return indices in US dollars. Given that adding a 2% to 10% strategic asset allocation to GLD in a hypothetical multi-asset portfolio between January 1, 2005 and September 30, 2019 improved risk-adjusted return and reduced maximum drawdown compared with the portfolio without any exposure to gold-backed investments, global multi-asset portfolio managers should consider the merits of including gold in their portfolios. From the results shown below in Figure 9, we found that under our hypothetical scenario: Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared with Portfolio A, the portfolio with no exposure to gold Portfolio D had the highest Sharpe Ratio (0.52) and highest cumulative return (135.88% Portfolio D had the lowest maximum drawdown (-29.43%) The Role of Gold in Today’s Global Multi-Asset Portfolio 6

Figure 9

Hypothetical Blended Portfolio Results

Hypothetical Portfolio	GLD Allocation (%)	Annualized Return (%)	Cumulative Return (%)	Annualized Standard Deviation	Sharpe Ratio	Maximum Drawdown (%)
Portfolio A	0.00	5.69	126.10	9.44	0.46	-33.29
Portfolio B	2.00	5.75	128.25	9.38	0.47	-32.54
Portfolio C	5.00	5.88	132.27	9.29	0.49	-31.39
Portfolio D	10.00	6.07	138.50	9.23	0.52	-29.43

Source: Bloomberg Finance L.P., FactSet, State Street Global Advisors, as of September 30, 2019.
* Assumes risk-free rate of Citigroup 3-month T-bills.
The impact of adding GLD to an investor's portfolio will vary based upon an investor's asset allocation decisions and market performance, among other things. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure, according to their weightings detailed in Figure. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent. Methodology computation can be found in the Glossary.
All data based on monthly measures of performance. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

A Convenient and Cost-Effective Way to Invest in Gold

While investment in physical gold bullion is the most direct way to invest in gold, it may involve higher ongoing costs for transport, storage and insurance. Gold mining company shares are another way to gain exposure to gold, but their growth and performance also depend on effective management, production costs, reserves and exploration, among other factors. Gold futures are also widely used by some investors looking for exposure to gold and have the benefit of being traded in standardized contracts on exchanges. Futures do not require full funding up front, which may be preferable to those investors looking for leverage, but the requirement to regularly roll futures contracts to maintain exposure does mean ongoing management of the gold position is required for a longer-term strategic allocation.

Physical-backed gold ETFs, like GLD, may help to eliminate many of the issues mentioned above, as ETFs seek to provide investors a relatively transparent and cost-effective way to track the price of gold. The "IPO of Gold" helped legitimize gold as an asset class in 1971, and the arrival of GLD in November 2004 transformed gold into an accessible mainstream investment. We believe that as the size and the number of investable asset classes continue to grow, gold - an asset with historically low and negative correlation with other asset classes - may play a more central strategic role in multi-asset portfolios and GLD may offer investors the transparency and convenience in one cost-effective wrapper.

The Role of Gold in Today's Global Multi-Asset Portfolio 7

Figure 10

Gold ETFs vs. Other Gold Investment Vehicles

	Gold ETFs	Mutual Funds	Gold Futures	Gold Mining Stocks	Gold Bars or Coins	Paper Gold Accounts
Potential Advantages	• Transparency • Intraday Trading Capability* • Mostly backed by physical gold	• Mostly actively managed • May be able to generate alpha	• Leverage • Intraday Trading Capability* • Relatively large positions with low commissions	• Leverage • Intraday Trading Capability* • Offers operating and financial leverage	• Physical possession • Transparency	• Ease of use • Transparency
Consideration	• Asset-Weighted Expense ratio (≈35 bps)	• Potentially higher management fees than ETFs • Portfolios may include other asset classes in addition to gold	• Management of position • Basis risk	• Have not exhibited perfect tracking to gold price • Exposed to company specific factors	• Transport costs • Storage costs • Insurance costs • Required to pay a 'premium' over spot	• Not backed by physical gold
Trade Characteristics	• Tactical and Strategic	• Strategic	• Tactical	• Tactical and Strategic	• Strategic	• Strategic

Source: State Street Global Advisors, Bloomberg Finance L.P., as of September 30, 2019. There can be no assurance that a liquid market will be maintained.

Figure 11

SPDR Gold Shares Standard Performance as of September 30, 2019

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	-2.85	5.31	15.55	24.61	3.53	3.66	3.66	8.06
Market Value	-3.39	4.26	14.53	23.16	3.39	3.62	3.46	7.91
LBMA Gold Price PM	-2.82	5.42	16.13	25.10	3.95	4.07	4.08	8.49

Source: Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements and can be found in the fund's most recent prospectus. **Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.**

The Role of Gold in Today's Global Multi-Asset Portfolio 8

Contributors / Contacts

George Milling-Stanley,
Chief Gold Strategist

Maxwell Gold, CFA,
Head of Gold Strategy

Diego Andrade,
Senior Gold Strategist

Robin Tsui, CAIA
APAC Gold Strategist

For further information call 866.320.4053
or go to **spdr.com/gold**

Sign up to receive updates and information about the SPDR® Gold Suite.

Endnotes

1 Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors, ISG EMEA, 2015.

2 SPDR Gold Shares was listed on the New York Stock Exchange on November 18, 2004, so returns of our hypothetical blended portfolio began with the first full year of GLD's existence.

3 Bloomberg Finance L.P. & State Street Global Advisors, August 13, 1971 – September 30, 2019.

4 From 1900–1967, the dollar price of gold is calculated from the average annual exchange rates of the dollar against the British pound taken from a table published for the London and Cambridge Economic Service by Times Newspapers Ltd. as part of The British Economy: Key Statistics. From 1968 — March 19, 2015, the gold price is based on the London Gold Fix, a daily survey of spot gold prices conducted by telephone. From March 20, 2015-present, the gold price is based on the LBMA Gold Price, which is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by participants in a physically settled, electronic and tradable auction. All gold prices from 1968-present based on data compiled by Bloomberg Finance L.P. Performance quoted of SPDR Gold Shares above represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

5 Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors, ISG EMEA, 2015.

6 Maximum portfolio loss for Portfolio A, B, C and D occurred during 2007-2009 at the height of the financial crisis. Bloomberg Finance L.P. and State Street Global Advisors, September 30, 2019.

The Role of Gold in Today's Global Multi-Asset Portfolio 9

ssga.com spdrs.com Glossary Bloomberg Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities. Bloomberg Barclays U.S. Treasury Bond Index A benchmark of US dollar denominated, fixed-rate, nominal debt issued by the US Treasury. Treasury bills are excluded by the maturity constraint, but are part of a separate Short Treasury Index. Bloomberg Commodity Index A broadly diversified commodity price index distributed by Bloomberg Indexes that tracks 22 commodity futures and seven sectors. No one commodity can compose less than 2 percent or more than 15 percent of the index, and no sector can represent more than 33 percent of the index. Brexit An abbreviation of the term “British Exit” referring to the UK referendum on June 23, 2016 that resulted in the country’s decision to withdraw from the European Union. CPI, or Consumer Price Index A widely used measure of inflation at the consumer level that helps to evaluate changes in cost of living. Debt Ceiling Crisis A contentious debate in July 2011 regarding the maximum amount of money that the US government should be allowed to borrow. Congress did end up immediately raising the “debt ceiling” by $400 billion, from $14.3 trillion to $14.7 trillion, with the possibility of future increases included in the agreement as well, but the contentious nature of the debate led Standard and Poor’s to downgrade the US’ credit rating from AAA to AA+, even though the U.S. did not default. Fiat Currency Currency that a government declares to be legal tender, but that it is not backed by a physical commodity. The value of fiat money is linked to supply and demand rather than the value of the material that the money is made of, such as gold or silver historically. Fiat money’s value is instead based solely on the faith and credit of the economy. Global Financial Crisis The economic crisis that occurred from 2007-2009 that is generally considered biggest economic challenge since the Great Depression of the 1930s. The GFC was triggered largely by the sub-prime mortgage crisis, which led to the collapse of systemically vital US investment banks such as Lehman Brothers. The crisis began with the collapse of two Bear Stearns hedge funds in June 2007, and the stabilization period began in late 2008 and continued until the end of 2009. Global Property Research General Index A broad-based global real estate benchmark that contains all listed real estate companies that conform to General Property Research’s index-qualification rules, bringing the number of index constituents to more than 650. The index’s inception date was Dec. 31 1983. Gold Standard A monetary standard under which the basic unit of currency is defined by a stated quantity of gold. In 1971 US President Richard Nixon ended the ability to convert US dollars into gold at the fixed price of $35 per ounce. LBMA Gold Price The LBMA Gold Price is determined twice each business day 10:30 a.m. London time (i.e., the LBMA Gold Price AM) and 3:00 p.m. London time (i.e., the LBMA Gold Price PM) by the participants in a physically settled, electronic and tradable auction. LPX Composite Listed Private Equity Index A broad global listed private equity index whose number of constituents is not limited. The LPX Composite includes all major private equity companies listed on global stock exchanges that fulfils the index provider’s liquidity criteria. The index composition is well diversified across listed private equity categories, styles, regions and vintage years. The index has two versions: a price index (PI) and a total return index (TR) that includes all payouts. MSCI ACWI Index, or MSCI All Country World Index A free-float weighted global equity index that includes companies in 23 emerging market countries and 23 developed market countries and is designed to be a proxy for most of the investable equities universe around the world. Real Rate of Return The return realized on an investment, usually expressed annually as a percentage, which is adjusted to reflect the effects of inflation or other external factors, on the so-called nominal return. The real rate of return is calculated as follows: Real Rate of Return = Nominal Interest Rate Inflation. Sharpe Ratio A measure for calculating risk-adjusted returns that has become the industry standard for such calculations. It was developed by Nobel laureate William F. Sharpe. The Sharpe ratio is the average return earned in excess of the risk-free rate per unit of volatility or total risk. The higher the Sharpe ratio the better. Sovereign Debt Crisis A period of time beginning in 2008 when several European countries on the periphery of the Eurozone became unable to repay or refinance government debt or bail out banks without the assistance of the European Central Bank and the International Monetary Fund. It was brought to heel in July 2012 with the ECB’s pledge to save the euro and the Eurozone at all costs. While the crisis began with the collapse of Icelandic and Irish banks, it became largely focused on southern European countries mainly Greece, but also Spain, Portugal and even Italy. Standard Deviation A statistical measure of volatility that quantifies the historical dispersion of a security, fund or index around an average. Investors use standard deviation to measure expected risk or volatility, and a higher standard deviation means the security has tended to show higher volatility or price swings in the past. As an example, for a normally distributed return series, about two-thirds of the time returns will be within 1 standard deviation of the average return. Hypothetical Blended Portfolio Performance Methodology Returns shown in Figure 9 do not represent those of a fund but were achieved by mathematically combining the actual performance data of MSCI AC World Daily TR Index, Bloomberg Barclays Global Aggregate Government Bond Index, Bloomberg Barclays Aggregate Global Corporate Bond Index, Bloomberg Barclays Emerging Markets Debt Index, Global Property Research General Index, S&P Listed Private Equity Index, Bloomberg Barclays World Inflation Linked Bond Index, Bloomberg Barclays Global Corporate High Yield Index, S&P GSCI Index, and SPDR® Gold Shares (GLD®) between January 1, 2005 and September 30, 2019. Each portfolio is re-balanced at the beginning of each year to maintain target portfolio weights. The performance assumes no transaction and rebalancing costs, so actual results will differ. It is not possible to invest directly in an index. Performance of GLD reflects annual expense ratio of 0.40%. The impact of adding GLD to an investor’s portfolio will vary based upon an investor’s asset allocation decisions and market performance, among other things. Disclosure The views expressed in this material are the views of the SPDR® Gold Strategy Team and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. All information has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation or warranty as to the current accuracy, reliability or completeness of, nor liability for, decisions based on such information and it should not be relied on as such. The information provided does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information. Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns. Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Asset Allocation is a method of diversification which positions assets among major investment categories. Asset Allocation may be used in an effort to manage risk and enhance returns. It does not, however, guarantee a profit or protect against loss. Diversification does not ensure a profit or guarantee against loss. Investments in small-sized companies may involve greater risks than in those of larger, better known companies. Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions. Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates raise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss. International Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns. Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable. Investing in high yield fixed income securities, otherwise known as junk bonds, is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer. Investing in futures is highly risky. Futures positions are considered highly leveraged because the initial margins are significantly smaller than the cash value of the contracts. The smaller the value of the margin in comparison to the cash value of the futures contract, the higher the leverage. There are a number of risks associated with futures investing including but not limited to counterparty credit risk, currency risk, derivatives risk, foreign issuer exposure risk, sector concentration risk, leveraging and liquidity risks. Derivative investments may involve risks such as potential illiquidity of the markets and additional risk of loss of principal. The use of leverage, as part of the investment process, can multiply market movements into greater changes in an investment’s value, thus The Role of Gold in Today’s Global Multi-Asset Portfolio 10

resulting in increased volatility of returns. Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over any period of time and may shift in and out of favor with investors generally, sometimes rapidly. The trademarks and service marks referenced herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data and have no liability for damages of any kind relating to the use of such data. Important risk information Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®”). ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. There can be no assurance that a liquid market will be maintained for ETF shares. Diversification does not ensure a profit or guarantee against loss. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Gold Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a more detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here(hotlink). You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus which contains this and other information, call 866.787.2257 or visit spdrs.com. Read it carefully. Not FDIC Insured * No Bank Guarantee * May Lose Value © 2019 State Street Corporation. All Rights Reserved. ID62850-1996883.10.1.AM.RTL 1019 Exp. Date: 01/31/2020 The Role of Gold in Today’s Global Multi-Asset Portfolio 11

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.